FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 18, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE FIRST QUARTER OF 2005

Moscow, Russia – May 18, 2005 – Mechel OAO (NYSE: MTL) increased output of its core products in 1Q2005 as compared to the same period last year. Significant growth was achieved in the production of coal and rolled products, with output increasing by 12.8% and 19.7%, respectively.

Product	1Q2005, thousand tons	1Q2005 as compared to 1Q2004, %

Mining Segment
Coal	4,084	+ 12.8
Coking Coal	2,337	+ 12.3
Steam Coal	1,747	+ 13.4
Iron Ore Concentrate	1,041	+ 14.3
Nickel	2.4	- 16.8

Steel Segment
Coke	718	- 1.2
Pig Iron	994	+ 17.4
Steel*	1,615	+ 14
Rolled Products*	1,331	+ 19.7
Hardware*	145.2	+ 10.5

* All production information is presented in this press release for the full calendar periods of 1Q 2004 and 1Q2005 as if all Mechel’s subsidiaries were consolidated for such periods. Mechel’s consolidated output of steel, rolled products, and hardware from the date of actual acquisition of the controlling stake in Izhstal, i.e. from May 2004, is as follows: increases by 23.1% in steel, 26% in rolled products, and 18.7% in hardware as compared to 1Q2004.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian metals and mining companies.  The Company unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: May 18, 2005